UNITED STATES  SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)
OF THE SECURITIES  EXCHANGE ACT OF 1934
AND RULE 14f-1
THEREUNDER FTLA, INC.
--------------------------
(Exact name of registrant as
specified in its corporate charter)
333-94265
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Commission File No.
        FLORIDA                       06-1562447
(State of Incorporation)   (IRS Employer Identification No.)

FTLA, INC.
6066 Vineyard Drive
Ottawa, Ontario Canada K1C 2M5
(Address of principal executive offices)
(613) 837-1909
(Issuer's telephone number)

FTLA, INC.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL
This Information Statement is being delivered on or about APRIL 10, 2002 to the holders of shares of common stock, (the "common stock") of FTLA, Inc., a Florida corporation ("us," "we," "our," or "the Company"). You are receiving this Information Statement in connection with the appointment of a Lam Ko Chau, a new member to our Board of Directors (the "Board"), who is now our sole Officer and Director.

On March 26, 2002, our majority shareholder, Paragon Management and Marketing, Inc., sold its 9,000,000 shares of our common stock to Kojon Biometrics, Inc., a Canadian Corporation, which resulted in a restructuring of our management, Board of Directors, and common stock ownership.

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

Lam Ko Chau  is the  majority  shareholder  of  Kojon  Biometrics,  Inc.  owning
3,500,000 shares or sixty percent (60%) of its common stock. As a result of the transaction, Kojon Biometrics holds 9,000,000 shares of our common stock which represents ninety-one percent (91%) of our common stock outstanding.

At the time of the stock purchase, Lyndell Parks, our President and a Director, and Audra Parks, our Secretary, Treasurer and Director, resigned and appointed
Lam Ko Chau to our Board of Directors to fill the vacancies created by their resignation. Lam Ko Chau will serve as our President and a Director until the next annual meeting of our Shareholders. On March 26, 2002, we received a letter of resignation from our two existing Board members, Audra Parks and Lyndell
Parks. Mr. Lam Ko Chau was appointed as our sole Director and President to fill the vacancies created by the resignations of Audra and Lyndell Parks.

Lam Ko Chau took office immediately upon his appointment on March 26, 2002.

YOU ARE  URGED  TO READ  THIS  INFORMATION  STATEMENT  CAREFULLY.  YOU ARE  NOT,
HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
On March 26, 2002 and as of April 9, 2002 there were 9,898,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

The  following  tables  set forth  the  ownership  as of April 4, 2002 by:  Each shareholder  known by us to own  beneficially  more than 5% of our common stock;
Each executive officer;  Each director or nominee to become a director;  and All directors and executive officers as a group.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS:**
--------------  ------------------------------  ------------  ------------  ----------
                                                              Nature of
Title of Class  Name & Address                                Beneficial    Percent of
                Of Beneficial Owner             Amount        Ownership     Class
--------------  ------------------------------  ------------  ------------  ----------
Common          Lam Ko Chau                     9,000,000(1)  Indirect (1)  91%
                6066 Vineyard Drive
                Ottawa, Ontario Canada K1C 2M5

--------------  ------------------------------  ------------  ------------  ----------
Common          TOTAL                           9,000,000                   91 %

--------------  ------------------------------  ------------  ------------  ----------
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SECURITY OWNERSHIP OF MANAGEMENT:**
--------------  ------------------------------  ------------  ------------  ----------
Title of Class  Name, Address and Position      Amount        Nature of     Percent of
                Of  Management                                Beneficial    Class
                                                              Ownership
--------------  ------------------------------  ------------  ------------  ----------
Common          Lam Ko Chau (President and      9,000,000(1)  Indirect (1)  91%
                Director)
                6066 Vineyard Drive
                Ottawa, Ontario Canada K1C 2M5
--------------  ------------------------------  ------------  ------------  ----------
Common          OFFICERS AND DIRECTORS AS A     9,000,000                   91 %
                GROUP
--------------  ------------------------------  ------------  ------------  ----------


(1) Lam Ko Chau is the controlling stockholder, President and an Officer of Kojon Biometrics, Inc., a Canadian Corporation, and may be deemed the beneficial owner of the shares of our Common Stock owned by Kojon Biometrics, Inc.

**This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as otherwise noted herein, we are not aware of any arrangements which may result in a change in our control.

CHANGES IN CONTROL.
On March 26, 2002, Paragon Management and Marketing, Inc., our majority shareholder sold 9,000,000 shares of our common stock to Kojon Biometrics, Inc., a Canadian Corporation, in exchange for $100,000. Of this amount, $75,000 was paid in cash by Kojon Biometrics, Inc., and twenty-five thousand dollars ($25,000) was paid by a promissory note payable by Kojon Biometrics, Inc. to Paragon Management and Marketing, Inc. Kojon Biometrics, Inc. must pay the note in the amount of twenty-five thousand dollars ($25,000) on or before May 26, 2002. The note may be prepaid by Kojon Biometrics, Inc. without penalty. All payments made under the note are payable to Paragon Management and Marketing, Inc. The note bears interest at the rate of eight percent (8%) per annum. The note is unsecured and is not personally guaranteed by any of the Officers, Directors or shareholders of Kojon Biometrics, Inc.

Lam Ko Chau, the majority shareholder of Kojon Biometrics, Inc., owns 3,500,000 shares or sixty percent (60%) of Kojon Biometrics, Inc. common stock. Lam Ko Chau is the President and a Director of Kojon Biometrics, Inc. As a result of the transaction, Kojon Biometrics, Inc. holds 9,000,000 shares of our common stock which represents ninety-one percent (91%) of our common stock.

LEGAL PROCEEDINGS OF DIRECTORS AND EXECUTIVE OFFICERS.
We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of any such director, officer, affiliate, or security holder, is a party adverse to us or which has a material interest adverse to us.

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DIRECTORS AND EXECUTIVE OFFICERS.
The following table sets forth the names and ages of our sole Director and Officer, and the principal offices and positions with us held by such person. Such person become our Director and President on March 26, 2002. Our Executive Officers are elected annually by our Board of Directors. Our Directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships among any of the Directors and Officers.

Name                   Age          Position(s)                     Term
-----------            ---          -----------                     ----
Lam Ko Chau            62           President and Director          1 year

EXPERIENCE FOR THE PAST 5 YEARS

From, 1997 to present, Lam Ko Chau has been the President of Oscan Electro Optics Inc. a Privately held Canadian Corporation. Mr. Lam Ko Chau is responsible for the day-to-day operations of Oscan Electro Optics Inc. Oscan Electro Optics Inc. designs and manufactures live-scan fingerprint scanners, hardware and software, produces rolled impression optical fingerprint scanners, with images stored in smart cards for one-to-one fingerprint matching. Since April of 2001, Lam Ko Chau also serves as President and a Director of Kojon Biometrics Inc., a privately held Canadian Corporation. Kojon is involved in the research and development of opto-chemical fingerprint scanning and pattern-to-number (short and stable) descriptor algorithm development for live-scan and large database fingerprint on-line search applications.

NO COMMITTEES OF THE BOARD OF DIRECTORS
We do not currently have standing audit, nominating and compensation committees of our Board of Directors, or committees performing similar functions.

MEETINGS OF THE BOARD OF DIRCTORS
There were irregular meetings of our Board of Directors during the fiscal year ended December 31, 2001.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Not Applicable.
Compliance with Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and Executive Officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all
Section 16(a) forms they file. To our knowledge, none of our Officers, Directors or Shareholders were delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS
We are not aware of any compensation paid to our officers and directors in excess of $100,000 since our inception. We have not paid Mr. Lam Ko Chau, our current president and sole officer and director, any compensation since his appointment on March 26, 2002 and we have no arrangements to pay him compensation in the future.

SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this Notice to be signed on its behalf by the undersigned, thereto authorized. Dated: April 10, 2002 FTLA, INC.

/s/ LAM KO CHAU
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LAM KO CHAU, President and sole Director